UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 3 )

ASTROTECH CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
046484101
(CUSIP Number)
R. Scott Nieboer
Curtiswood Capital, LLC
104 Woodmont Blvd., Ste 200
Nashville, TN 37205
(615) 386-0231
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
October 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Robert Scott Nieboer
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		666,156

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		666,156

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	802,444

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	046484101
     The following constitutes Amendment No. 3 to the Schedule 13D filed by Trace Partners, L.P. (“Trace”), Curtiswood Capital, LLC (“Curtiswood”), Trace Management, LLC (“Trace Management”), Robert Scott Nieboer (“Nieboer”) and Mark Forward Eberle (“Eberle”) with the Securities and Exchange Commission on July 10, 2009, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 15, 2009, and by that certain Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on September 30, 2009, and Nieboer, as the sole remaining Reporting Person, amends the Schedule 13D as specifically set forth herein.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended by deleting (a-b) (iv) and replacing it with the following:
(a-b) As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:
(iv)	Nieboer is the beneficial owner of 802,444 shares of Common Stock representing 4.86% of the Outstanding Shares, of which 136,288 shares are owned by his wife. Nieboer has the sole voting power and sole dispositive power with respect to 666,156 shares of Common Stock, representing 4.03% of the Outstanding Shares. Nieboer has shared voting power and shared dispositive power with respect to 0 shares of Common Stock, representing 0% of the Outstanding Shares. Nieboer disclaims beneficial ownership of his wife’s Shares.
Item 5 is further amended by adding the following language to (c):
(c) Information regarding transactions in the Common Stock by the Reporting Person within the past sixty days, in addition to those previously reported on the Schedule 13D, as amended, is as follows:
On October 1, 2009, Nieboer sold:
     (i) 100,000 shares of Common Stock at a price of $2.28 per share for an aggregate price of $228,000.
     (ii) 20,000 shares of Common Stock at a price of $2.28 per share for an aggregate price of $45,600.
On October 2, 2009, Nieboer sold 95,000 shares of Common Stock at a price of $2.09 per share for an aggregate price of $198,550.
On October 1, 2009, Nieboer’s wife (“Alden Nieboer”) sold 40,000 shares of Common Stock at a price of $2.23 per share for an aggregate price of $89,200.
On October 5, 2009, Alden Nieboer sold 13,900 shares of Common Stock at a price of $2.10 per share for an aggregate price of $29,190.
All of the foregoing transactions were effected on the open market through unsolicited sales to dealers and reported on NASDAQ CM.
Item 5 is further amended by adding the following language to (e):

CUSIP No.	046484101
(e) As a result of the transactions on October 1 and 2, 2009 reported in (c) above, Nieboer ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on October 2, 2009.

CUSIP No.	046484101
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 6, 2009

/s/ R. Scott Nieboer
Robert Scott Nieboer